EXHIBIT C
CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
AND
CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

BUSINESS AND ASSETS TRANSFER AGREEMENT

Dated as of December 16, 2008

THIS AGREEMENT is made on December 16, 2008 in Beijing, the People’s Republic of China ( the “PRC”).
BETWEEN
Transferors:	CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED (“Unicom Group”)

	Address:	Suite 615, Henderson Center Office Building 3, No. 18 Jianguomen Nei Avenue, Beijing

CHINA NETWORK COMMUNICATIONS GROUP CORPORATION (“Netcom Group”)

	Address:	Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing

Transferee:	CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED (“Unicom A-share Company”)

	Address:	Building 29, No. 1033 Changning Road, Shanghai
WHEREAS:
(1)	Unicom Group is a limited liability company established and existing in accordance with the laws of the PRC, operating comprehensive telecommunications business in the PRC. Unicom Group currently owns 100% shares (directly or indirectly) of Unicom Xingye Science and Technology Trade Company Limited, China Information Technology Designing & Consulting Institute and Unicom New Guoxin Communications Limited Company. Unicom Group also owns fixed telecommunications network and operates local fixed-line business in Tianjin Municipality, Sichuan Province and Chongqing Municipality;

(2)	Netcom Group is a state-owned enterprise established and existing in accordance with the laws of the PRC, operating comprehensive telecommunications business in the PRC. Netcom Group currently owns fixed telecommunications network and operates relevant business in the 21 provinces and municipalities (autonomous regions) in southern China. Netcom Group also owns backbone transmission assets in 10 provinces and municipalities (autonomous regions) in northern China;

(3)	Unicom A-share Company is a company limited by shares established and existing in accordance with the laws of the PRC. Its shares were listed on the Shanghai Stock Exchange on October 9, 2002, with Unicom Group being its controlling shareholder;

(4)	China Unicom (Hong Kong) Limited (“Unicom Red-chip Company”) is indirectly controlled by Unicom A-share Company, through China Unicom (BVI) Limited (“Unicom BVI”). Unicom Red-chip Company is a limited liability company registered in Hong Kong, whose shares are listed in Hong Kong and the United States;

(5)	China United Network Communications Corporation Limited (“Unicom Operating Company”) is a foreign-invested enterprise established and existing in accordance with the laws of the PRC, and 100% owned by Unicom A-share Company;

(6)	According to the relevant arrangements between Unicom Group and Netcom Group, the two companies agreed to merge, with Unicom Group being the surviving entity. The post-merger Unicom Group will assume all the rights and obligations of Unicom Group and Netcom Group after consolidation (the “Group Merger”). Subject to necessary regulatory approvals, it is expected that the Group Merger will come into effect in early January 2009;

(7)	Unicom Group and Unicom A-share Company executed a memorandum on August 12, 2002, in connection with the transactions between Unicom Group or its subsidiaries (except for Unicom A-share Company and the subsidiaries controlled by Unicom A-share Company) and Unicom Red-chip Company which is indirectly controlled by Unicom A-share Company and Unicom Red-chip Company’s subsidiaries, after Unicom A-share Company were listed. Pursuant to such memorandum: if a transaction between Unicom Red-chip Company or its subsidiaries, and Unicom Group or its subsidiaries (except for Unicom A-share Company and its controlling subsidiaries) is required to be approved by minority shareholders of Unicom A-share Company under the “Shanghai Stock Exchange Listing Rules”, as applicable from time to time, and if the transaction is required to be approved by minority shareholders of Unicom Red-chip Company at the same time, the relevant transaction above shall be conducted as follows: (i) Unicom Group or its subsidiaries (except for Unicom A-share Company and its controlling subsidiaries) and Unicom A-share Company or Unicom BVI shall sign an agreement for the proposed transaction, setting forth the rights and obligations of the parties thereto (including, but not limited to, Unicom Group agrees to transfer the rights and obligations of Unicom A-share Company or Unicom BVI under that agreement to Unicom Red-chip Company or its subsidiaries); (ii) Unicom A-share Company or Unicom BVI shall transfer the rights and obligations as set forth therein to Unicom Red-chip Company or its subsidiaries;

(8)	According to the arrangement between Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company ( “Unicom New Horizon”), Unicom Group and Netcom Group intend to, after the merger, contribute (i) the fixed network assets and the related rights and obligations in the 21 south provinces and municipalities (autonomous regions) originally owned by Netcom Group to Unicom New Horizon, and (ii) the local fixed network assets and relevant rights and obligations owned by Unicom Group in Chongqing province and Sichuan municipality, into Unicom New Horizon, and increase the registered capital of Unicom New Horizon correspondingly;

(9)	In order to avoid and reduce competition and related party transactions between Unicom Group and Netcom Group on one hand, and Unicom Operating Company on the other hand, in accordance with the principles as set forth above in the memorandum, Unicom Group and Netcom Group agreed to contribute, through Unicom A-share Company, the fixed-line business, backbone transmission assets in northern China, and the interests in the relevant subsidiaries that operate related telecommunication business to Unicom Operating Company.
NOW THEREFORE, for the purposes of above-mentioned operations, assets and equity transfer, through friendly negotiation based on equality and mutual benefit, the parties hereto agree as follows:

1.	Definitions and Interpretation
a)	Unless otherwise specified, the following expressions shall have the following meanings in this Agreement, including the recitals hereof and the annex hereto:

“10 provinces and municipalities (autonomous regions) in northern China”	means Beijing, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province;

“21 provinces and municipalities (autonomous regions) in southern China”	means Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region;

“Agreements Pending Assignment”	means the agreements as defined in Clause 4.3;

“Asset Appraisal Reports”	means the asset appraisal reports on the Benchmark Appraisal Date issued by Zhongqihua Asset Evaluation Co. Ltd., in connection with the Transaction, including: (i) with respect to Netcom Group’s fixed-line business in the 21 provinces and municipalities (autonomous regions) in southern China, and Unicom Group’s local fixed-line business in Sichuan Province and Chongqing Municipality and the local fixed-line assets and business in Tianjin Municipality, the asset appraisal report (Zhongqihua [2008] No. 481) in connection with the proposed transfer of the fixed-line business and the related assets in the 21 provinces and municipalities (autonomous Regions) in southern China and the fixed-line assets in Tianjin municipality by China Network Communications Group Corporation and China United Telecommunications Corporation; (ii) with respect to the Northern Backbone Assets, the asset appraisal report (Zhongqihua [2008] No. 479) in connection with the transfer of the Northern Backbone Transmission Assets by China Network Communications Group Corporation; (iii) with respect to the equity interest in Unicom Xingye, the appraisal report (Zhongqihua [2008] No. 482) in connection with the proposed transfer of equity interests in Unicom Xingye Science and Technology Trade Company Limited by China United Telecommunications Corporation; (iv) with respect to the equity interest in CITC, the appraisal report (Zhongqihua [2008] No. 483)

in connection with the proposed transfer of equity interests in China Information Technology Designing & Consulting Institute by China United Telecommunications Corporation; (v) with respect to the equity interest in Unicom New Guoxin, the appraisal report (Zhongqihua [2008] No. 484) in connection with the proposed transfer of the equity interest in Unicom New Guoxin Communications Company Limited by China United Telecommunications Corporation;

“Benchmark Appraisal Date”	means June 30, 2008, in the case of the appraisal of the Target Business and Assets (excluding CITC); or September 30, 2008, in the case of the appraisal of CITC;

“CITC”	means China Information Technology Designing & Consulting Institute;

“Closing Date”	means the last calendar day of the month in which all the conditions precedent under Clause 5.1 hereof have been satisfied or waived;

“fixed-line assets”	means fixed telecommunications network assets, i.e., telecommunication equipments and facilities for the operation and management of fixed telecommunications network;

“fixed-line business”	means operating various domestic and international fixed telecommunication networks and facilities to provide voice, data, video and multi-media telecommunication and information services based on fixed network;

“fixed telecommunications network”	means various domestic and international telecommunication network and facilities;

“MIIT”	means Ministry of Industry and Information Technology of the PRC;

“MOC”	means the Ministry of Commerce of the PRC;

“Netcom Group”	means China Network Communications Group Corporation;

“Northern Backbone Assets”	means the backbone transmission assets in northern China as set forth in Clause 2.2 (3) hereof;

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council;

“Subsidiaries in Telecommunications Services”	means Unicom Xingye, CITC and Unicom New Guoxin and their respective subsidiaries;

“Target Business and Assets”	means all or part of the business and assets set forth in Clause 2.2 hereof (if applicable);

“Transaction”	means the transaction of transferring the Target Business and Assets from the Transferor to the Transferee under Clause 2.1 hereof;

“Transferor”	means either one or both of Unicom Group, Netcom Group;

“Unicom A-share Company” or “Transferee”	means China United Telecommunications Corporation Limited;

“Unicom Group”	means China United Network Communications Group Company Limited, formerly known as China United Telecommunications Corporation;

“Unicom New Guoxin”	means Unicom New Guoxin Communications Company Limited;

“Unicom New Horizon”	means Unicom New Horizon Mobile Communications Company (to be renamed to Unicom New Horizon Communications Company);

“Unicom Operating Corporation”	means China United Network Communications Corporation Limited;

“Unicom Red-chip Company”	means China Unicom (Hong Kong) Limited; and

“Unicom Xingye”	means Unicom Xingye Science and Technology Trade Company Limited.
b)	Unless otherwise expressly provided hereof, all references to a clause or article in this Agreement shall refer to a clause or article of this Agreement.

c)	All references to a party to this Agreement or any other agreement or document in this Agreement shall include any successor or authorized assignee of such party.

d)	All references to any law or any provision of any law in this Agreement shall include any amendment to or re-enactment of such law or provision, any legal provision replacing such law or provision, and all regulations and legal documents promulgated pursuant thereto.

e)	The headings in this Agreement and the appendix hereto are inserted for convenience only and shall not have any effect on the construction of this Agreement.

2.	Business and Asset Transfer
2.1	The Transferor agrees to transfer the Target Business and Assets to the Transferee on the Closing Date as stipulated in this Agreement, and the Transferee agrees to accept the transfer of the Target Business and Assets, in accordance with the terms and conditions as set forth herein.

2.2	On the date of signing this agreement, the scope and basic information of the Target Business and Assets shall be contained in the Assets Appraisal Reports, including:
(1)	Fixed-line Business of the 21 Provinces and Municipalities (Autonomous Regions): including the fixed-line business operated by Netcom Group in the 21 provinces and municipalities (autonomous regions) in Southern China, the local fixed-line business operated by in Sichuan Province and Chongqing Municipality and the related rights and obligations;

(2)	Tianjin Fixed-line Business and Assets: including local fixed-line business and the related assets owned by Unicom Group in Tianjin Municipality and the related rights and obligations;
Reference shall be made to the asset appraisal report (Zhongqihua [2008] No. 481) issued by Zhongqihua Asset Evaluation Co. Ltd., in connection with the Transaction for the detailed scope of the business and assets described above in items (1) and (2).
(3)	Northern Backbone Assets: including the backbone transmission assets in the 10 provinces and municipalities (autonomous regions) in northern China owned by Netcom Group through its subsidiaries (mainly comprising cables, fiber optic cables, pipelines and certain transmission equipment). Reference shall be made to the asset appraisal report issued by Zhongqihua Asset Evaluation Co. Ltd. (Zhongqihua [2008] No. 479) in connection with the Transaction for details; and

(4)	Equity Interest in the Subsidiaries in Telecommunications Service: including a 100% interest in Unicom Xingye, CITC, and Unicom New Guoxin held (directly or indirectly) by Unicom Group. Reference shall be made to the asset appraisal reports issued by Zhongqihua Asset Evaluation Co. Ltd. (Zhongqihua [2008] No. 482, [2008] No. 483 and [2008] No. 484) in connection with the Transaction for details.
2.3	The parties agree that the Target Business and Assets shall be deemed to be legally owned by the Transferee, from 0:00 of the next day following the Closing Date. Unless otherwise agreed by the parties, all rights, interests, liabilities, responsibilities and obligations concerning the Target Business and Assets prior to the Closing Date (including on the same day, the same below) shall be borne by the Transferor; and any rights, interests, liabilities, responsibilities and obligations concerning the Target Business and Assets arising after the Closing Date (not including the same day, the same below) shall be borne by the Transferee.

2.4	It is the Transferor’s responsibilities to obtain governmental approvals and the business registration and handle other necessary procedural matters in connection with this transaction. It is the Transferee’s responsibilities to assist the Transferor with such matters.

2.5	The parties hereto confirm that once the merger between Unicom Group and Netcom Group have been completed, Unicom Group shall automatically assume all the rights and obligations of Netcom Group under this Agreement, without any further notice to the Transferee and their successors.

2.6	Each of Unicom Group and Netcom Group irrevocably agrees that Unicom A-share Company may transfer any of its rights and obligations hereunder to any subsidiary of Unicom Operating Company or any subsidiary of Unicom A-share Company, without any further consent or approval from Unicom Group or Netcom Group.

3.	Pricing and Payment
3.1	The total consideration of the Target Business and Assets is approximately RMB 64.3 billion.

3.2	Given that reference shall be made to the appraised value in the applicable Asset Appraisal Reports for the pricing of certain portion of the Target Business and Assets, and that such Asset Appraisal Reports have not been filed with the SASAC as of the signing of this Agreement, the parties hereto agree and confirm that:
3.2.1	If there is no difference between the final appraised value of the Target Business and Assets filed with the SASAC (as applicable, same for below) and the appraised value contained in the Asset Appraisal Reports, the price set forth in Clause 3.1 hereof shall not be adjusted;

3.2.2	If the absolute value of the difference between the final appraised value of the Target Business and Assets filed with the SASAC and the appraised value in the Asset Appraisal Reports is no greater than RMB300 million, the parties hereto agree to adjust the price set forth in Clause 3.1 hereof based on the final appraised value of the Target Business and Assets filed with the SASAC, and to execute a “confirmation letter of price adjustment “ within five (5) business days after completing the filing with the SASAC;

3.2.3	If the absolute value of the difference between the final appraised value of the Target Business and Assets filed with the SASAC and the appraised value in the Asset Appraisal Reports exceeds RMB300 million, the parties agree to renegotiate the transfer price on the condition that the parties shall be bound by the other terms and conditions hereof.
3.3	The Transferee shall pay the Transferor cash as consideration. Pursuant to this Agreement, the payment shall be made on the Closing Date with immediately available funds by telegraphic transfer (T/T).

4.	Closing and Settlement
4.1	To complete the transfer of the Target Business and Assets, the Transferor and the Transferee (and their provincial branches and subsidiaries) shall coordinate with each other to ensure the satisfaction of all conditions precedent for the closing, to enable the Transferee to replace the Transferor to provide non-stop services to the customers of the Target Business and Assets, starting from the Closing Date, including but not limited to:

4.1.1	From the date of this Agreement to the Closing Date:
(1)	The Transferor shall keep the same amount of channels of fixed-line services, and keep unchanged the content, manner and standards of the services that were previously provided to its customers;

(2)	The Transferor shall ensure that the operating and service capacity of its fixed-line business and network performance is normal and not lower than the original level.
4.1.2	Except as otherwise determined or consented by the parties, during the period from the Closing Date to the date that all the related matters are completed:
(1)	The parties shall make efforts to ensure that the services provided by the Transferor to its fixed-line customers are not substantially affected by this Transaction;

(2)	The parties shall make efforts to ensure that the operating and service capacity and the network performance are not substantially affected by this Transaction.
4.2	For the purpose of the transfer of the Target Business and Assets, the contracts/agreements executed in the name of the following entities and currently effective, shall be assumed by the Transferee from the next day following the Closing Date:
4.2.1	Unicom Group or Netcom Group;

4.2.2	Unicom Group’s Tianjin branch, Sichuan branch or Chongqing branch;

4.2.3	Netcom Group’s branches in the 21 provinces and municipalities (autonomous regions) in southern China;

4.2.4	Netcom Group’s subsidiaries in the 10 provinces and municipalities (autonomous regions) in northern China; or

4.2.5	other branches of the entities above.
4.3	The parties hereto have executed agreements and/or consent letters for assignment with the relevant parties thereto with respect to the contracts/agreements under Clause 4.2 above; if any contract/agreement (the “Agreements Pending Assignment”) has not been approved by the relevant party thereto for assignment, with respect of such Agreements Pending Assignment, the parties specifically agree as follows:
4.3.1	Unless otherwise provided herein, any rights, obligations, profits or losses held by The Transferor under the Agreements Pending Assignment shall be assumed by the Transferee from the next day following the Closing Date. The Transferor agrees to receive or hold interests in respect of the Agreements Pending Assignment in the capacity of a trustee of the Transferee, and the ownership of such interests shall belong to the Transferee. The Transferor shall transfer such interests to the Transferee as requested by the Transferee from time to time.

4.3.2	The Transferor shall exercise the rights and perform the obligations under the Agreements Pending Assignment strictly in accordance with the instructions given by the Transferee from time to time, and shall not amend any provisions of or terminate any of the Agreements Pending Assignment.

4.3.3	The Transferee shall compensate the Transferor for all reasonable costs incurred by the Transferor in performing the obligations under Clause 4.3.1 above, except for those caused by negligence or mistake of, or other reasons on the part of, the Transferor.

4.3.4	The Transferor shall assist the Transferee in enforcing any of the rights of the Transferee under the Agreements Pending Assignment in its own name (including bringing legal or arbitration proceedings or taking other necessary actions), if necessary.

4.3.5	The parties hereto shall use their best efforts to complete the assignment of the Agreements Pending Assignment as soon as practicable, and/or to obtain the consent letters from other relevant parties to the Agreements Pending Assignment.

4.4	Confirmation and delivery of the relevant rights and obligations with respect to the fixed-line business operation (the “Rights and Obligations related to the Business Operations”) in the 21 provinces and municipalities (autonomous regions) in southern China.

Given that the Transferee shall become the entity providing fixed-line businesses in the 21 provinces, municipalities (autonomous regions) in southern China following the Closing Date, and that the Transferee may not be able to directly settle all rights and obligations relating to the business operation with customers, other relevant third-party telecom operators and suppliers prior to the Closing Date, due to external reasons or inconvenience. In order to ensure that the Transaction will not impact the business continuity, the Transferee shall, based upon the Assets Appraisal Reports, assume the rights and obligations related to the business operation, on and prior to the Closing Date in the following manners:
4.4.1	Balance of accounts receivable: accounts receivable refer to the amount charged to the purchasers or service recipients, as a result of selling communications products, providing communications services, leasing communication circuits and network elements to such purchases or service recipients in the fixed-line business operations. The Transferee shall make a one-time buyout of all the balance of accounts receivable as shown on the Transferor’s financial record as of the Closing Date, after deducting relevant bad debt reserves;

4.4.2	Balance of other receivables: other receivables refer to the amount to be received other than project deposit and project equipment purchasing money in the fixed-line business operations. The Transferee shall make a one-time buyout of all the balance of other receivable as shown on the Transferor’s financial record as of the Closing Date;

4.4.3	Balance of pre-paid account: pre-paid account refers to the pre-paid amount of terminals cost, agency fees, advertising fees, telecommunications card production costs, property rent, equipment and vehicle rental fees, circuit element rental, media business costs, electricity, property management fees and etc., in fixed-line business operations. The Transferee shall make a one-time buyout of all the balance of pre-paid account as shown on the Transferor’s financial record as of the Closing Date;

4.4.4	Balance of advance received: Advance received includes deposit by customers, deposit related to cards (including payment cards and pre-paid cards), advance payment for advertisement and media service, project costs and sales of communications terminals, SIM cards, valuable communication cards. The Transferee shall succeed, and the Transferor shall pay the Transferee the same amount of cash as, the balance on the Transferor’s financial record as of the Closing Date;

4.4.5	Balance of accounts payable: accounts payable refers to, in connection with the fixed-line business, the unpaid inter-connection cost to other operators, network elements and circuits leasing fees, property rent, base station leasing fees, equipment leasing fees, vehicle leasing fees, property management fees, commissions, purchasing money for terminals, shared profit form business cooperation. The Transferee shall succeed, and the Transferor shall pay the Transferee the same amount of cash as, the balance on the Transferor’s financial record as of the Closing Date;

4.4.6	Other payables: other payables refers to, in connection with the fixed-line business, the payables, after deducting the payables relating to project deposit and cash guarantee, social security contribution and commissions and etc. The Transferee shall succeed, and the Transferor shall pay the transferee the same amount of cash as, the balance on the Transferor’s financial record as of the Closing Date;

4.4.7	Payrolls payable: all the employees relating to the Target Business and Assets of the Transferor under employment contracts shall be transferred to the Transferee (the “Transferred Employees”). The payrolls payable to the Transferred Employees shall transfer to the Transferee along with the fixed-line business, and the Transferor shall pay the same amount of cash to the Transferee based upon the Asset Appraisal Reports;

4.4.8	Customer points: Customer points equals the total customer points transferred from the Transferor to the Transferee multiplied by the point exchange rate mutually agreed by the parties, then multiplied by the unit point value rate (RMB0.01/per unit of customer point), payable in cash to the Transferee.

Clauses 4.4.1-4.4.3 above provide for the Transferee’s payment obligations, Clauses 4.4.4-4.4.8 provide for the Transferor’s payment obligations. The parties hereby confirm that, the parties’ rights and obligations relating to the business operations shall be settled in accordance with reasonable commercial principles. The parties agree that during the closing process if the parties found that the settlement of any rights or obligations relating to the business operation are not included in the Clauses 4.4.1-4.4.8 hereof, the parties shall settle such rights and obligations in accordance with the aforementioned principles in good faith.

4.5	The Transferor shall bear and pay all the unpaid taxes arising from the Target Business and Assets prior to the Closing Date.

4.6	The parties agree that either party’s payment obligation can be offset by the other party’s payment obligation under this Agreement on the condition that such setoff will not have any impact on the price for this Transaction.

4.7	As for certain assets that are included in the Target Business Assets, the transfer of which requires formal registration to be effective against a third party, the Transferee shall obtain the ownership of such assets upon the delivery of such assets by the Transferor (transfer of possession) on the Closing Date. In order to obtain the effectiveness against a third party, the Transferor agreed to facilitate the Transferee to register such assets under the name of the Transferee or the Transferee’s local branches after the Closing Date.

4.8	The parties hereby agree to use their best effort to complete, as soon as practicable, the closing matters that have not been solved on the Closing Date. The parties hereto agree to take all actions to ensure the full completion of the Transaction, including but not limited to, executing or causing another party to execute documents, applying and obtaining any approval, consent and authorization, registering, recording and filing the relevant procedural documents. The parties hereto shall negotiate in an amicable manner and handle properly any relevant matters not referred to herein.

4.9	According to Clause 4.8 of this Agreement, the Transferor hereby irrevocably agrees that for any assets, equity and/or interest of the Target Business and Assets, the transfer of which require registration (including but not limited to, ownership certificates, transfer of ownership and alteration registration, etc.) with governmental agencies during the closing process (the “Assets Pending Registration Amendment”), the Transferee shall be entitled to request the Transferor register the title to the Assets Pending Registration Amendment directly or indirectly under the name of the subsidiary (or subsidiaries) of the Transferee as designated by the Transferee (the “Ultimate Transferee”). The Transferor and the Transferee hereby agree that the parties, for purposes of the aforementioned registration process, may directly arrange for execution of all relevant legal documentation in connection with the registration amendment by the Transferor and/or direct holder of the Target Business and Assets, and the Ultimate Transferee.

5.	Conditions Precedent
5.1	The delivery of the Target Assets and Business shall be subject to the satisfaction of the following conditions:
5.1.1	filing with the relevant government departments and obtaining the approvals, permissions or consents from the relevant government agencies as follows:
(1)	the applicable filing with/approval by the SASAC for the purposes of this transaction of the Target Assets and Business;

(2)	the approval of the change in the business scope of Unicom Operation Company by the MIIT;

(3)	the approval of the changes in Unicom’s articles of association and the business scope by the MOC; and

(4)	other approvals, permissions, filings or registrations with or by the PRC government agencies and other relevant governments and regulatory authorities of other relevant jurisdictions (if any).

5.1.2	Obtaining the approval of the shareholder meetings of Unicom A-share Company and Unicom Red-chip Company for the following matters:
(1)	Unicom A-share Company shall hold a general meeting of shareholders and approve to perform this Agreement in accordance with the applicable laws, regulations and listing rules;

(2)	Unicom A-share Company shall hold a general meeting of shareholders and approve to perform the Network Lease Agreement in accordance with the applicable laws, regulations and listing rules;

(3)	Unicom Red-chip Company shall hold a meeting of shareholders to approve Unicom A-share Company to transfer its rights and obligations under this Agreement to Unicom Operation Company in accordance with the applicable laws, regulations and listing rules;
5.1.3	Unicom Group and Netcom Group shall inject their fixed network assets in the southern 21 provinces, municipalities and autonomous regions respectively to Unicom New Horizon, and Unicom New Horizon shall obtain the relevant approval or permission to lease such assets (if any);

5.1.4	The financial conditions, business operation or prospects shall not have any material adverse change during the period from the Benchmark Appraisal Date to the Closing Date.
5.2	The parties shall make reasonable effort to satisfy all the conditions set forth in Cause 5.1 as soon as practicable by January 31, 2009.

5.3	This Agreement shall automatically terminate if any condition has not been satisfied (or waived and/or exempted, but the conditions set forth in Clause 5.1.2 shall not be waived and/or exempted under any circumstances) prior to the date set forth in Clause 5.2 or any other date agreed in writing by the parties. Either party has no right to claim any compensation against the other under this Agreement (except as the right arising from previous breach of this Agreement).

6.	Representations and Warranties
6.1	Each of the parties hereto represents, states and warrants to each other that:
6.1.1	such party is established, existing and formally registered in accordance with the laws of the PRC;

6.1.2	such party has full legal right, power and authority to execute this Agreement and perform its obligations hereunder, which constitute a liability validly binding upon such party pursuant to the provisions of this Agreement;

6.1.3	the performance of the provisions of this Agreement will not result in:
(1)	any breach of any provision of such party’s incorporation documents or other relevant documents, or breach of any laws, regulations or rules applicable to such corporation; or

(2)	any breach of any important contract, agreement, permit or other instrument, or breach of any order, judgement or decree issued by any court, governmental department and regulatory authority;
6.1.4	such party will provide full consultation, close collaboration and active support to the other party in the process of the Transaction, especially in satisfying or fulfilling the conditions precedent and handling the closing procedural matters of the Transaction;

6.1.5	such party has executed and processed or will execute and process all necessary documents and approvals, and has taken or will take all necessary steps pursuant to relevant laws, regulations and rules to ensure the legality and validity of the Transaction contemplated herein;

6.1.6	such party will handle or assist the other party in the joint handling of any matter in respect of the Transaction, including without limitation providing information in respect of the Transferor, drafting and executing relevant documents, and handling relevant approval and registration formalities in accordance with the provisions of applicable laws and this Agreement.

6.2	In addition to the statements, representations and warranties as provided in Clause 6.1 above, the Transferor makes the following representations and warranties to the Transferee:
6.2.1	The Transferor has all the necessary approvals, permissions or authorizations by the government departments to operate the Target Business and Assets prior to the Closing Date;

6.2.2	Unicom Group shall legally succeed all the rights and obligations of Netcom Group under this Agreement after the merger of Unicom Group and Netcom Group; and

6.2.3	All the undertakings and covenants listed in Annex of this Agreement are true, complete and accurate and there are no false or misleading statements or omissions. The Transferor will strictly fulfill such undertakings and covenants in their valid period.
7.	Profit and Loss for the Relevant Periods
The parties hereto agree:
7.1	Any profits or losses generated or resulted from the Target Business and Assets in the period from Benchmark Appraisal Date to December 31, 2008 (including such date) shall be owned and borne by the Transferor.

7.2	Any profits or losses generated or resulted from the Target Business and Assets in the period from January 1, 2009 to the Closing Date (and including the Closing Date) shall be owned and borne by the Transferee. The parties hereto further confirm that the price shall not be adjusted because of the provisions specified in the above.

7.3	Profits or losses generated or resulted from the Target Business and Assets on the Closing Date and thereafter shall be owned and borne by the Transferee.
8.	Taxation
8.1	Subject to Clause 8.2 of this Agreement and unless otherwise provided herein (or any other transaction documents), the parties hereto shall pay their own costs, fees and other expenses (including incurred by affiliated companies) arising in connection with this Transaction.

8.2	The parties or their affiliated companies shall bear all the taxes caused by this transaction under this Agreement (or other transaction documents) and costs collected by government agencies, regulatory authorities and stock exchanges in accordance with the laws and regulations and relevant provisions or decisions.

8.3	As far as this transaction concerned, unless otherwise provided by the laws, regulations and/or the parties otherwise agree, all the costs, arising in connection with the Target Business and Assets (including business conditions needed) delivered from the Transferor to the Transferee and accepted by the Transferee from the Transferor, shall be reasonably arranged and settled by the parties through consultations.
9.	Announcement
9.1	Any party (and any of its affiliated companies) shall not make any announcement or issue any circular about the existence this Agreement (or any other transaction documents) or other subjects without the prior written approval of the other party (either party shall not unreasonably delay or withhold such approval).

9.2	The restrictions of Clause 9.1 above shall not apply, if the laws or the stock exchange or any regulatory or other agencies or departments (regardless whether or not the requirements are of the force of law) of appropriate jurisdiction have the relevant announcement, circular or notice requirements. Unless otherwise provided as above, any party publishing a notice or issue a circular shall make reasonable consultations with respect to the form, content and timing of such notice or circular with the other party in advance.
10.	Breaching Liabilities
10.1	If any of the parties in the Agreement makes any representations and/or warranties untrue, inaccurate, incomplete, or there are any false statements, omissions or misleading statements, or any undertakings under this Agreement are violated, or any terms of this Agreement are breached, a breach of contract shall be constituted. Except as otherwise provided in the Agreement, for the actual losses incurred by the performing party, the party in breach should make a comprehensive and full compensation.

10.2	If the Transferor has been informed that after the signing of this Agreement, some circumstances may result in any statement and commitment to ensure that the objectives of the business or financial operation has a significant bearing on any aspect of becoming false, inaccurate or misleading, the Transferor will make its efforts within a reasonable period of time to notify the Transferee in writing.

10.3	In the event of any claims or potential claims and legal proceedings that may be made or initiated against the Transferee and in accordance with the Agreement the Transferee may seek for reimbursement from the Transferor, then the Transferee will do its best within a reasonable period of time to notify the Transferor in writing.
11.	Force Majeure
If any of the parties is rendered unable to perform or is caused to delay in its performance of any obligation under this Agreement due to the occurrence of any event beyond its reasonable control or due to any reason other than its own fault or negligence, such party shall not be deemed to have breached this Agreement and the performance of such obligation shall be suspended to the extent which is fair and reasonable under the circumstances. If a party is rendered unable to perform any of its obligations under this Agreement as a result of a force majeure event, such party shall give a written notice to the other party within 15 days of the occurrence of such force majeure event. The party claiming the force majeure event as the cause of its non-performance shall take proper steps to mitigate or eliminate the effect of the force majeure event, and shall, within the shortest possible time, endeavored to resume the performance of any obligation so affected by the force majeure event.
12.	Confidentiality
12.1	Each party shall (and ensure each of its representatives shall) keep secret of confidential documents and shall not disclose them to anyone unless (a) permitted by Clause 12; or (b) otherwise consented by other written consent.

12.2	Clause 12.1 shall not impede either party or its representatives from disclosing, if, in this context, either party can show the situations as follows:

12.2.1	It is required by the laws or the stock exchange of the relevant jurisdiction or any regulatory or government or anti-monopoly agencies (including any tax departments) to disclose (but only if the disclosing party shall first inform the other parties of its intention to disclose the information and consider the reasonable views of any other parties);

12.2.2	The disclosed confidential documents are legally held by the party or any of its representatives (in any case a written record is required), and there is no obligation of confidentiality before they are held or received;

12.2.3	The disclosed confidential documents have become available to the public not due to result of that party’s (or its representatives’) fault before the disclosure;

12.2.4	The disclosure is a result of any arbitration or judicial proceedings arising in connection with this Agreement.
13.	Waiver, Rights and Remedies
Unless otherwise expressly provided in this Agreement, either party does not, or fails, or delays to exercise any rights, power or remedies under this Agreement or any transaction documents, shall not be deemed as waiving such rights, power or remedies, and shall also not impede exercising such rights, power or remedies at any subsequent time. Single or partial exercise of any such rights, power or remedial action shall not prevent further exercise.
14.	Severability
If any of the provisions under this Agreement becomes invalid, illegal or unenforceable in any respect in accordance with any applicable laws, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or prejudiced in any manner.

15.	Notices
15.1	Any notices required under this Agreement shall be written in Chinese, and delivered by hand, or transmitted by fax, or sent by registered mail, or delivered by speedpost approved by the parties. Any such notice shall be deemed to have been received at the time as follows: (a) when delivered, if delivered by hand, or sent by registered mail, or delivered by speedpost; or (b) when send, if transmitted by fax. Under any circumstances, the notice shall be deemed as accepted on the next business day if delivered at any non-working hours.

15.2	For the purpose of Clause 15.1, the address and fax number of the parties are as follows:

China United Network Communications Group Corporation Limited

	Address:	No. 21 Jinrong St., Xicheng Dist., Beijing
	P.C.:	100140
	Addressee:	Qin Shaojuan
	Fax:	010-8662 9184

China Network Communications Group Corporation

	Address:	No. 21 Jinrong St., Xicheng Dist., Beijing
	P.C.:	100140
	Addressee:	Qin Shaojuan
	Fax:	010-8662 9184

China United Telecommunications Corporation Limited

	Address:	Building 29, No. 1033 Changning St., Shanghai
	P.C.:	200121
	Addressee:	Zhang Baoying
	Fax:	021-5273 2220

16.	Governing Law and Arbitration
16.1	This Agreement shall be governed by the laws of the PRC, and shall be interpreted and implemented in accordance with the laws of the PRC.

16.2	If any dispute arises in connection with the interpretation or implementation of this Agreement, the relevant parties shall endeavour to resolve the dispute through friendly negotiation. If the relevant parties fail to resolve any dispute in the manner as described above within 60 days after the issuance of a dispute notice, either party may initiate an arbitration.

16.3	Dispute shall be submitted to the China International Economic and Trade Arbitration Commission (“CIETAC”) in accordance with its arbitration rules in effect at the time by arbitration. Dispute shall be ruled by three arbitrators. Each party shall select an arbitrator (jointly appointed by the Transferor) and the third arbitrator shall be appointed by the two arbitrators appointed by the parties, but if the other two arbitrators can not decide the third arbitrator, the CIETAC shall appoint the third arbitrator.

16.4	Arbitration proceedings shall be presided by the CIETAC, and unless otherwise agreed by the parties, the arbitration shall be conducted in Chinese. The arbitration procedure shall be carried out in Beijing.

16.5	The arbitral awards, according to the arbitration procedures, shall be final and binding on the parties, and shall be enforced in accordance with its terms.

16.6	Arbitration fees shall be paid by the losing party. The parties agree that the party against which the legal proceedings shall pay all reasonable costs and expenses, as well as attorney fees, if it is necessary for the other party to enforce the arbitral awards through any type of legal procedure.

16.7	During the period of dispute resolution, all parties shall continue to implement other parts of this Agreement.

17.	Effectiveness and Amendment
This agreement, after signed by the parties or their legal representatives on behalf of the authorized signature and affixed with their official seal, shall come into force. After the signing of this Agreement, any amendments to the Agreement (or any other transaction documents) must be in writing and signed by the legal representatives of the parties or their authorized representatives and affixed with their official seals.

18.	Appendix
18.1	The Transferor or the Transferee shall handle, in accordance with the actual situation, the lawsuit, arbitration, administrative investigation and other disputes arising after the Completion Date, yet caused by the events or reasons prior to the Completion Date. The Transferor shall bear the responsibility for such lawsuit, arbitration, administrative investigation and other disputes and the relevant rights are subject to the provisions of the Agreement.

18.2	The parties hereto agree that if there is any conflict between the terms of this Agreement and any other agreements, this Agreement shall prevail, unless (a) other agreements clearly provide that it prevails this Agreement; and (b) the Transferor and the Transferee are also the signatories to such agreements, or otherwise agree in writing that such agreement take precedence over this Agreement on relevant aspects.

18.3	Unless otherwise agreed by the parties, this Agreement and its annexes constitute all legal documents of this transaction, and replace all previously oral and written agreements relating with the above-mentioned matters.

18.4	This Agreement has ten (10) copies, each party has two copies. The rest copies are all for information disclosure and approval and/or record by government departments. All the copies have the same legal effect.
(There is no text below and the next page is the signature page)

(There is no text in this page, and this page is the signature page of the Business and Asset Transfer Agreement)
China United Network Communications Group Company Limited (stamp)
Legal representatives or the authorized representative:
China Network Communications Group Corporation (stamp)
Legal representatives or the authorized representative:
China United Telecommunications Corporation Limited (stamp)
Legal representatives or the authorized representative:

ANNEX 1
UNDERTAKINGS AND GUARANTEES BY THE TRANSFEROR
     Except for the items that have been disclosed in this Agreement or have been listed as provision is in the accounts, on the date of this Agreement and the Closing Date, the Transferor hereby makes the following statements, representations and warranties to the Transferee:

1.	General Covenants
1.1	All materials in connection with the Target Business and Assets provided to Transferee or its representatives and consultants are true, accurate and complete and there is no false statement, omission or misleading statement.

1.2	Account

The accounts made preceding the Closing Date in connection with the Target Business and Assets (“Account”) truly and fairly reflect the conditions of the assets, debts and performance of the Target Business and Assets, and the value of its assets and equity, including but not limited to:
(1)	The accounts are compiled and treated with the requirements of all the relevant laws and regulations then in force and with all statements of proper applicable accounting policies and accrual basis principle then in force;

(2)	The asset and debt items in connection with the Target Business and Assets under the Account have been disclosed in accordance with the generally accepted accounting policies;

(3)	The performance results indicated by the Account fairly reflect the operation conditions of the Target Business and Assets;

(4)	The depreciation policy adopted by the account is in compliance with the requirements of the relevant laws, regulations and accounting policies;

(5)	For the Target Business only, the Transferor has consistently adopted the accounting policies, unless otherwise agreed by the Transferee or adjustments required by the national policies;

(6)	None of the financial information provided to the Transferee or its representatives and advisers is misleading in any material respect nor materially over-stated the value of the Assets nor materially under-stated the liabilities of the Target Business and Assets at the dates to which they are drawn up and the Transferor has not materially over-stated the profits nor under-stated the losses of the Target Business and Assets in respect of the periods to which they relate;

(7)	All the legal registers, account books and other records in connection with the Target Business and Assets, which is required to be kept by the applicable laws, have been properly kept in accordance with such laws and the relevant generally accepted accounting policies and are complete and accurate.
1.3	Litigation and Investigation

To the best knowledge of the Transferor, no material lawsuit, arbitrations, administrative proceedings, and governmental investigation or inquiries are in progress or pending against or concerning the Target Business and Assets.

1.4	Compliance of the Tax and other Laws
(1)	All the taxes and expenses arising out of or in connection with the Target Business or Assets preceding the Closing Date shall be bore by the Transferor.

(2)	The Transferor observes the applicable PRC laws and regulations, without materially violating the relevant laws and regulations in any substantial aspects, without being rendered or involved in any material civil, criminal and administrative claims, investigation, complaint or lawsuit threat resulting from such violation and without any situations that may cause such claim, investigation, complaint or lawsuit.

(3)	The corresponding liabilities resulting from the violation of the laws, administrative regulations, administrative rules, and local regulations in connection with the Target Business and Assets preceding the Closing Date, shall be borne by the Transferor.

2.	Special Covenants Applicable to Local Fixed-line Business of 21 Southern Provinces, Municipalities and Autonomous Regions and Tianjin Municipality (“Target Business”)
2.1	The Transferor has the legal right to operate the Target Business preceding the Closing Date.

2.2	The operation of the Target Business is in compliance with the applicable laws and regulations (both of PRC and other jurisdictions) preceding the Closing Date, and has obtained all the necessary licenses, permissions, authorizations and approvals to effectively operate the Target Business in the current operation places with the current operation mode, and there are no legal and/or factual obstacles.

2.3	Target Business Users (“Users”)
(1)	The information and data (including the fees owed by the users) provided by the Transferor to the Transferee shall be true, accurate, and complete, without any false statement, omission or the situation where the users do not accept such information and data.

(2)	The data of the debts owed by the users provided by the Transferor to the Transferee shall be true, accurate and complete.
2.4	Contractual Relationships and Business Arrangements
(1)	The contractual relationships and business arrangements incorporated into the Target Business:
(a)	are duly executed and legally binding the relevant parties;

(b)	are made on the basis of fairness and reasonableness and in compliance with the general commercial principles.
(2)	Save and except for the disclosures to the Transferee, there are no such arrangements or agreements executed but not performed by the Transferor as one party in relation to the Target Business:

(a)	Due to this transaction, the agreements or arrangements will be affected as follows: the other party is entitled to relieve from any of its obligations or exercise any right (including termination right, pre-emptive rights, or other options); or the Target Business will be in default of such arrangements and agreements or lose its existing operation benefits, rights or licenses it is entitled to, or the responsibilities in the operation of the Target Business and Assets will be created or increased;

(b)	Such arrangements or agreements are not entered into in the ordinary course of business;

(c)	The arrangements and agreements are concerning the financial and operation conditions or prospects of the Target Business, or might have material impact on the Target Business.
(3)	Fundamental Defaults
(a)	No fundamental defaults incur under any arrangements with the Target Business as the contractual object, nor are there any situations that might cause such fundamental defaults.

(b)	The Transferor is not in material default under any agreements or arrangements in connection with the Target Business, and there are no circumstances likely to give rise to any such defaults.

(c)	When any such material default incurs, the corresponding liabilities shall be bore by the Transferor. If the Transferee has been involved in such default, the Transferor shall indemnify the Transferee for all the losses it suffers (including but not limited to the relevant costs and attorney fees).

3.	Special Covenants Applicable to Tianjin Municipality Local Fixed-line Assets and Northern Backbone Transmission Assets (“Assets”)
3.1	Ownership
(1)	The Assets are lawfully owned by the Transferor with a clear and legal title and free from any dispute;

(2)	Expect as disclosed to the Transferee by the Transferor, the Transferor has not created any security rights, transfer right, option, pre-emptive right, concession, factoring, lease or rent agreement, lease and purchase agreement, conditional sales or credit sale, extended payment agreement or any other similar agreements or arrangement (or establish or enter into any item of the above agreements or obligations, including conditional obligation) over such Assets;

(3)	Unless otherwise stipulated in this Agreement, the Transferee shall, after the Completion, enjoy the full and complete rights over the Assets as the owner of such Assets in the same property status as the original property status, and have the right to legally transfer and dispose such property rights, and shall not be restricted by any detainment, pledge and encumbrance from any third party.
3.2	In terms of their actual use status, the Transferor undertakes that the Assets shall meet the following requirements:
(1)	the Assets are properly maintained, danger-free and up-to-date, no need for update or replacement unless required by normal operation;

(2)	in compliance with the state and industry norms, and in normal use;

(3)	being able to be properly and effectively put into use intended on the completion of the Transaction and meet the requirements of lasting operation; and

(4)	no materially adverse changes incurred to the conditions of the Assets, compared with that indicated by the primary and final lists, except for the normal wear and tear.
3.3	Changes to the Assets
(1)	Any changes to the Assets from the execution of this Agreement to the Closing Date is in accordance with the relevant laws, regulations and the internal management requirements of the Transferor.

(2)	The information/data regarding the Assets transferred by the Transferor to the Transferee shall be true, accurate, complete, and without any false statement or omission.

(3)	Any changes to the Assets from the execution of this Agreement to the Closing Date will not materially aversely affect the value, use and function of such Assets; nor do they adversely affect the operation that depends on such Assets.

4.	Special Covenants for the Shares of the Telecommunications Service Subsidiary Companies
4.1	Subsidiaries in Telecommunications Services are limited liability companies established and existing under the laws of the PRC, and their business certificates are in full effect; their respective Articles of Association are in accordance with the PRC applicable laws and in full effect.

4.2	The Transferor lawfully owns the equity interests of the Subsidiaries in Telecommunications Services and such equity interests are not restricted by any security interests, which include but not limited to pre-emptive rights, options, mortgages, pledges or liens.

4.3	From the execution of this Agreement to the Closing Date:
(1)	The business of the Subsidiaries in Telecommunications Services is operated in a general and normal way, and the Subsidiaries in Telecommunications Services have not paid or agreed to pay any amount, except these arising out of the ordinary course of business.

(2)	The transactions by and between the Subsidiaries in Telecommunications Services and the connected parties of the Transferor are conducted at arm’s length on the basis of truthfulness and fairness.

(3)	The Subsidiaries in Telecommunications Services have not waived the liabilities of the substantial debtors if such debtors paid any amount below the book value of their debts. No material debts of the Subsidiaries in Telecommunications Services have become due, taken as subordinate debt, or written-off or evidenced to be unrecoverable in any proceedings.

(4)	The Subsidiaries in Telecommunications Services have not prepaid any substantial loan or debt before the due date.

(5)	The business of the Subsidiaries in Telecommunications Services has not been affected by any unusual factors which did not affect any other companies operating similar business.